Free Writing Prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-162195
Dated March 11, 2011

Global Markets Equity
Deutsche Bank

X-Alpha USD Total Return Index

DBGLXAT

- In February, X-Alpha USD TR returned -0.1%. The return is 0.6% Year-to-Date in 2011.
- Six out of the eight regional style indices produced positive excess returns in February, with UK Value Index returning the highest excess return of 3.4%.
- UK Growth Index returned 1.7% while Japan Value Index, Euro Growth Index, US Value Index and US Growth Index returned 0.6%, 0.3%, 0.2% and 0.1% respectively.
- The Sharpe Ratio since April 2008 is now at 0.86 compared to 0.13 for MSCI World USD and 0.91 for JP Morgan Gov't Bonds.
- X-Alpha TR volatility is 6.3% over the past 12 months, which is currently below its 8% volatility target. In comparison, trailing 12 month volatility is 17.1% for MSCI World USD and 2.8% for JP Morgan Gov't Bond Index USD.

									Annualized Returns		
					1 Month	3 Month	6 Month	YTD	1 Year	3 Year	5 Year
				X-Alpha USD TR	-0.1%	0.6%	2.4%	0.6%	3.6%	2.4%	3.2%
				MSCI World Index TR	3.5%	13.6%	26.1%	5.8%	21.7%	-0.2%	2.7%
				JP Morgan Gov't Bond Index USD	0.0%	-1.0%	-3.0%	-0.5%	2.4%	3.7%	4.5%
Regional Style Index Excess Returns vs. Benchmark	**Live Date**	**BBG Ticker**	**Regional Allocation**	**Benchmark Index**							
US Value Index	7/2/02	DBUSUSV	38%	S&P 500 TR	0.2%	2.0%	2.4%	1.7%	0.7%	4.9%	2.4%
US Growth Index	7/2/02	DBUSUSG	38%	S&P 500 TR	0.1%	-0.7%	2.8%	-0.9%	1.7%	-1.6%	-1.7%
Euro Value Index	7/1/02	DBEEEUVA	20%	Euro STOXX 50 TR	-2.2%	-3.2%	-4.6%	-2.2%	-4.0%	-0.5%	0.1%
Euro Growth Index	7/1/02	DBEEEUGR	23%	Euro STOXX 50 TR	0.3%	-0.3%	2.1%	0.9%	4.6%	2.7%	3.2%
UK Value Index	11/1/02	DBEEUKVT	7%	FTSE100 TR	3.4%	4.4%	1.1%	4.6%	12.4%	12.9%	3.3%
UK Growth Index	5/19/06	DBEEUKGT	8%	FTSE100 TR	1.7%	3.4%	7.3%	1.0%	17.9%	15.0%	6.6%
Japan Value Index	11/1/02	DBAPJVT	8%	TOPIX 100 TR	0.6%	3.1%	5.1%	1.8%	7.3%	5.8%	6.5%
Japan Growth Index	5/19/06	DBAPJGT	8%	TOPIX 100 TR	-1.3%	-1.4%	-1.7%	-1.2%	-1.2%	-1.8%	-1.4%

X-Alpha Monthly Performance(1)

	2001	2002	2003	2004	2005	2006	2007	2008	2009	2010	2011
Jan	3.5%	1.1%	0.3%	-0.7%	1.9%	5.2%	-0.3%	2.7%	2.0%	2.9%	0.7%
Feb	3.1%	0.5%	-0.9%	1.9%	4.7%	-1.3%	1.7%	-1.5%	1.2%	-0.6%	-0.1%
Mar	1.6%	2.4%	-1.6%	2.0%	0.3%	3.1%	3.1%	-1.6%	1.4%	-2.4%	
Apr	0.6%	8.2%	1.0%	1.0%	-1.7%	0.5%	1.7%	1.7%	3.1%	0.1%	
May	0.2%	0.4%	4.4%	0.1%	0.1%	0.3%	1.3%	0.3%	1.8%	1.9%	
Jun	0.1%	2.9%	-0.7%	2.5%	3.8%	2.3%	-0.3%	-1.6%	0.6%	0.8%	
Jul	0.5%	-1.3%	1.1%	0.7%	1.1%	0.1%	-0.3%	-1.9%	-0.1%	-0.4%	
Aug	1.7%	0.7%	2.1%	0.2%	3.3%	-2.0%	-1.5%	-0.9%	-1.2%	1.2%	
Sep	-1.5%	0.4%	0.9%	3.0%	2.2%	-1.1%	-0.4%	-2.2%	0.7%	-0.3%	
Oct	1.5%	-4.5%	1.0%	0.2%	-1.1%	2.2%	0.2%	-1.2%	-0.6%	1.3%	
Nov	-0.3%	-0.8%	0.8%	3.1%	0.1%	1.3%	-2.2%	-0.3%	-0.1%	0.7%	
Dec	1.1%	2.2%	-0.7%	1.0%	0.8%	0.2%	-2.2%	0.7%	-0.3%	-0.1%	
Ann.Rtn.	12.8%	12.4%	7.8%	16.1%	16.5%	11.1%	0.6%	-5.8%	8.8%	5.3%	0.6%

Vol. Targeted Regional Allocation


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
Jan-07
Jan-08
Jan-09
Jan-10
Jan-11
Euro Value
Euro Growth
US Value
US Growth
Japan Value
Japan Growth
UK Value
UKGrowth

(1): X-Alpha USD has been retrospectively calculated and did not exist prior to October 2, 2006. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will perform in the future. The performance of any investment product based on the X-Alpha Index would have been lower than the performance of the Index as a result of fees or costs.

A Passion to Perform. Deutsche Bank

Overview

- X-Alpha  seeks to offer  uncorrelated  absolute  return by  extracting  excess return from DB Regional Style Indices versus their market Benchmarks

- The Index consists of going 100% long a DB Regional Style Index and 100% short an equity market  benchmark  index.  There are two Index Pairs per region -- one
Growth Index Pair and one Value Index Pair -- for the US, Europe, UK and Japan.

- Each of the 8 Index Pairs is weighted  according to a target  volatility of 8%
and a regional weight. The overall X-Alpha Index has a target volatility of 8%.

- The  X-Alpha USD Total  Return  Index is  denominated  in US$ and is quoted on
Bloomberg under the ticker "DBGLXAT".

- The Index has been live since October 2, 2006

Performance Analysis: Oct 96 -- Feb 11(1)

                               X-Alpha USD TR MSCI World TR USD   JP Morgan Gov't
                                                                  Bond Index USD
Annualized Return              8.8%               5.5%                  5.9%
Volatility                     6.3%              17.1%                  2.8%
Sharpe Ratio(2) (3.35%)        0.86               0.13                  0.91
Maximum Drawdown             -15.7%             -57.8%                 -5.0%
- Drawdown Start Date        Jun-07             Nov-07                Jun-03
- Drawdown End Date          Feb-11             Feb-11                Sep-04
Correlation versus:
MSCI World TR USD             -0.02               1.00                 -0.25
JP Morgan Gov't Bond Index USD 0.03              -0.25                  1.00

Relative Performance: February 28, 2011(1)
[GRAPHIC OMITTED]

Rolling 12 Month Volatility: Jan 97 -- February 11(1)
[GRAPHIC OMITTED]

CERTAIN RISKS OF X- ALPHA

X-ALPHA HAS LIMITED PERFORMANCE HISTORY --Publication of the X-Alpha Index began on October 2, 2006.  Therefore,  X-Alpha has limited  performance history and no actual  investments  which allowed a tracking of the  performance of X-Alpha was
available  before  that  date.  In  addition,   effective  July  17,  2007,  the
methodology for the calculation of X-Alpha was changed by the Index Sponsor. For this reason,  the actual  performance  history of X-Alpha for the dates  between
October 2, 2006 and July 17, 2007 does not reflect the methodology  currently in use for the calculation of X-Alpha.  AN INVESTMENT  LINKED OR RELATED TO X-ALPHA
WILL NOT BE THE SAME AS AN  INVESTMENT IN THE ANY DB REGIONAL  STYLE INDEX,  THE
BENCHMARK INDEX WITH WHICH IT IS PAIRED OR IN ANY OF THEIR UNDERLYING COMPONENTS
-- The X-Alpha  closing level on any trading day will depend on the  performance of the DB Regional Style Indices relative to their respective  Benchmark Indices
(each an "Index Constituent  Pair"). You should,  therefore,  carefully consider the  composition  and  calculation  of  each DB  Regional  Style  Index  and its respective Benchmark Index.
THE INDEX CONSTITUENT PAIRS ARE NOT EQUALLY WEIGHTED IN THE X-ALPHA MODEL -- The
Index Constituent Pairs are assigned  different  geographical  weightings in the
X-Alpha Model. One consequence of the unequal weighting of the Index Constituent
Pairs is that the same return generated by two Index Constituent Pairs,  whether positive or  negative,  may have a different  effect on the  performance  of the
Index.
RETURNS  GENERATED BY THE INDEX  CONSTITUENT  PAIRS MAY OFFSET EACH OTHER --At a
time when some of the Index Constituent  Pairs generate positive returns,  other
Index  Constituent  Pairs may generate positive returns that are smaller or they may generate returns that are negative. As a result,  positive returns generated by one or more Index  Constituent  Pairs may be moderated or more than offset by smaller  positive  returns or  negative  returns  generated  by the other  Index
Constituent  Pairs,  particularly if the Index  Constituent  Pairs that generate positive  returns are assigned  relatively  low weightings in the X-Alpha Model.
THE ACTUAL EXPERIENCED VOLATILITY OF EACH INDEX CONSTITUENT PAIR AND X-ALPHA MAY
NOT  EQUAL  THE  TARGET  VOLATILITY,  WHICH  MAY HAVE A  NEGATIVE  IMPACT ON THE
PERFORMANCE  OF  X-ALPHA -- The  weighting  of each  Index  Constituent  Pair in
X-Alpha as well as X-Alpha  itself is adjusted to target a  volatility  level of
8%.  Because  this  adjustment  is based on the  volatility  of the  previous 60 business days, the actual volatility realized by the Index Constituent Pairs and
X-Alpha will not necessarily equal the volatility target. THE CALCULATION OF THE
INDEX  CLOSING  LEVEL WILL INCLUDE A DEDUCTION OF A BORROW FEE --On each trading day, the  calculation  of the Index  closing level will include a deduction of a
Borrow Fee to defray transaction costs incurred in relation to the Index on such day.
THE VALUE OF X-ALPHA IS BASED UPON THE RETURN OF EACH INDEX CONSTITUENT PAIR. IF
THE RETURN OF A DB REGIONAL  STYLE INDEX IS POSITIVE BUT IS LESS THAN THE RETURN
OF A BENCHMARK INDEX WITH WHICH IT IS PAIRED, THE OVERALL RETURN OF THE RELEVANT
INDEX  CONSTITUENT  PAIR WILL BE NEGATIVE  -- The value of the X-Alpha  Index is based upon the  performance  of each DB Regional Style Index relative to that of the Benchmark  Index with which it is paired.  Even if a DB Regional Style Index achieves a positive return,  the Index  Constituent Pair of which it is a member could achieve a negative  return if the Benchmark  Index  included in such Index
Constituent Pair achieves a greater positive return.

(1): X-Alpha USD has been retrospectively  calculated and did not exist prior to
October 2, 2006. Accordingly, the results shown during the retrospective periods do not reflect actual returns. Past performance is not necessarily indicative of how the Index will  perform in the future.  The  performance  of any  investment product based on the X-Alpha Index would have been lower than the performance of the Index as a result of fees or costs.
(2): Value  indicates  Risk Free Rate over Period  computed from daily levels of the DB Fed Funds Equivalent Index.

IMPORTANT INFORMATION

Use of hypothetical information:
Backtested, hypothetical or simulated performance results discussed herein have inherent limitations. Unlike an actual performance record based on actual client portfolios, simulated results are achieved by means of the retroactive application of a backtested model itself designed with the benefit of hindsight. Taking into account historical events the backtesting of performance also differs from actual account performance because an actual investment strategy may be adjusted any time, for any reason, including a response to material, economic or market factors. The backtested performance includes hypothetical results that do not reflect the reinvestment of dividends and other earnings or the deduction of advisory fees, brokerage or other commissions, and any other expenses that a client would have paid or actually paid. No representation is made that any trading strategy or account will or is likely to achieve profits or losses similar to those shown. Alternative modeling techniques or assumptions might produce significantly different results and prove to be more appropriate. Past hypothetical backtest results are neither an indicator nor guarantee of future returns. Actual results will vary, perhaps materially, from the analysis.

Past performance:
The past performance of securities, indexes or other instruments referred to herein does not guarantee or predict future performance.

Deutsche Bank may hold positions:
We or our affiliates or persons associated with us or such affiliates may: maintain a long or short position in securities referred to herein, or in related futures or options, purchase or sell, make a market in, or engage in any other transaction involving such securities, and earn brokerage or other compensation. Instruments linked to this index typically involve a high degree of risk, are not transferable and typically will not be listed or traded on any exchange and are intended for sale only to sophisticated investors who are capable of understanding and assuming the risks involved. The market value of any structured security linked to this index may be affected by changes in economic, financial and political factors (including but not limited to, spot and forward interest and exchange rates), time to maturity, market conditions and volatility and the equity prices and credit quality of any issuer or reference issuer. Any investor should conduct his/her own investigation and analysis of any product linked to this index and consult with its own professional advisors as to the risks involved in making such a purchase; since, it may be difficult to realize the investment prior to maturity, obtain reliable information about the market value of such investments or the extent of the risks to which they are exposed, including the risk of total loss of capital.

Tax:
Deutsche Bank AG, including its subsidiaries and affiliates, does not provide legal, tax or accounting advice. This communication was prepared solely in connection with the promotion or marketing, to the extent permitted by applicable law, of the transaction or matter addressed herein, and was not intended or written to be used, and cannot be used or relied upon, by any taxpayer for purposes of avoiding any U.S. federal income tax penalties. The recipient of this communication should seek advice from an independent tax advisor regarding any tax matters addressed herein based on its particular circumstances. Any information relating to taxation is based on information currently available. The levels and bases of, and relief from, taxation can change and the benefits of products where discussed may cease to exist. Because of the importance of tax considerations to all option transactions, the investor considering options should consult with his/her tax advisor as to how taxes affect the outcome of contemplated option transactions.

Not insured:
These instruments are not insured by the Federal Deposit Insurance Corporation (FDIC) or any other U.S. governmental agency. These instruments are not insured by any statutory scheme or governmental agency of the United Kingdom. The distribution of this document and availability of these products and services in certain jurisdictions may be restricted by law. These securities have not been registered under the United States Securities Act of 1933 and trading in the securities has not been approved by the United States Commodity Exchange Act, as amended.

The Bank and affiliates:
“Deutsche Bank" means Deutsche Bank AG and its affiliated companies, as the context requires. Deutsche Bank Private Wealth Management refers to Deutsche Bank's wealth management activities for high-net-worth clients around the world. Deutsche Bank Alex. Brown is a division of Deutsche Bank Securities Inc.

Free writing prospectus:
Deutsche Bank AG has filed a registration statement (including a prospectus) with the SEC for the offerings to which this communication may relate. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-311-4409.